ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

ITAÚ UNIBANCO HOLDING S.A. ("Bank" or "Itaú Unibanco") announces to its investors and to the market that it has decided not to exercise its call option on March 19, 2023 of the US$ 750 Million Perpetual Additional Tier I Bonds ("AT1 Notes") issued with a fixed rate of 6.5% in March 19, 2018 (ISIN:US46556UAC80 and USP5R6DPAB67). The decision not to exercise the call reflects economic factors such as higher refinance cost, current market depth and volatility. The Bank continues to be strongly capitalized with 11.7% CET1 and 14.7% Total capital ratios as of 3Q 2022.

The AT1 Notes coupon of 6.5% will be applicable until March 19, 2023. After this date, the coupon will be reset based on the initial credit spread of 386 bps plus the prevailing 5 years US Treasury as defined on the Final Terms of the AT1 Notes. The new coupon will be valid until March 19, 2028 or until the call is exercised, whichever comes firsts. After the first call option date, this bond will be subject to semi-annual call options every March, 19 and September, 19.

Itaú Unibanco will continue to monitor the market very closely and will seek opportunities that are aligned to its strategy to exercise the AT1 Notes call option.

São Paulo (SP), January 31, 2023.

RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence